SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                 RYANAIR PASSES 75 MILLION PASSENGERS LANDMARK


        CONSUMERS SAVE OVER EUR7.5 BILLION THANKS TO RYANAIR'S LOW FARES.


Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 20th January 2004) celebrated carrying over 75 Million passengers, saving ordinary consumers over EUR7.5 Billion on the rip-off fares charged by the high fares airlines.

Announcing the landmark celebration, Ryanair's Deputy CEO, Michael Cawley said:

        "Since Ryanair began the low fares revolution in Europe, a massive 75 Million passengers, more than the entire population of the UK, have benefited from Europe's lowest fares and No.1 on-time performance.

        "Millions of ordinary consumers can now afford to fly to destinations throughout Europe and have saved a mind-blowing EUR7.5 Billion on the daylight robbery fares charged by the high fares cowboys.

        "To celebrate the achievement, we are extending our massive EVERY SEAT EVERY FLIGHT SALE with fares from an incredible GBP1.99 (excluding taxes). Passengers can grab a bargain and celebrate with Ryanair at www.ryanair.com - while stocks last!

        "This year Ryanair will carry almost 24 Million passengers on 146 routes across 16 European countries at Europe's lowest fares".


Ends.                          Tuesday, 20th January 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 January 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director